Filed Pursuant to Rule 253(g)(2)

File No. 024-12613

SUPPLEMENT NO. 2 DATED MAY 7, 2026 TO
OFFERING CIRCULAR DATED JANUARY 6, 2026

Miso Robotics, Inc.

This Supplement No. 2 to the Offering Circular of Miso Robotics, Inc. (the “Company”) should be read in conjunction with the Offering Circular dated January 6, 2026 and supplemented on January 13, 2026 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

•	Offering Circular is available HERE.
•	Supplement No. 1 is available HERE.

This supplement is being filed to notify investors that the Company has filed its annual report for the fiscal year ended December 31, 2025 pursuant to Regulation A of the Securities Act of 1933, which can be accessed here.

In addition, pursuant to this supplement, the Company is revising the disclosure under “Plan of Distribution—Bonus Shares” as of 11:59pm PT on May 7, 2026 as follows:

Bonus Shares

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Common Stock equal to an amount that is 3% to 7% of the number of shares purchased for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Common Stock are eligible to receive Bonus Shares based their status as a current stockholder, or attendance at webinars hosted by the Company. Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of 7% Bonus Shares.

Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Common Stock purchased. The Investor Processing Fee will be assessed on the full share price of $5.48, and not the effective, post bonus, price, but will not charge any fee on the Bonus Shares. The Company will absorb the cost of the issuance of the Bonus Shares. Up to 638,686 Bonus Shares are available in this Offering.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Bonus Shares will be available as follows:

Bonus Name	Eligibility Criteria	Minimum Investment	Bonus Shares Awarded
Webinar Attendees	Available to any investor that attends one of the Company’s pre-announced investment webinars. The investor is eligible if the investor signs up for the webinar and invests with the same email address.	$1,002.24	2%

Existing Investor Bonus	Available to any investor who has participated in a prior offering conducted by the Company.	$1,002.24	5%

*Bonus Shares are cumulative and may stack, subject to a maximum aggregate Bonus Shares of 7% per investor, of their total purchase amount of Common Stock.